NO ACT

PE 12-15-08

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

09001008

January 7, 2009

Jeannine E. Zahn
Senior Counsel
Wells Fargo & Company
Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-7-09

Re: Wells Fargo & Company
Incoming letter dated December 15, 2008

Dear Ms. Zahn:

This is in response to your letter dated December 15, 2008 concerning the shareholder proposal submitted to Wells Fargo by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Gerald R. Armstrong

***FISMA & OMB Memorandum M-07-16

January 7, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Wells Fargo & Company
Incoming letter dated December 15, 2008

The proposal requests that the board of directors establish a policy of separating the roles of chairman and chief executive officer (or president), whenever possible, so that an independent director who has not served as an executive officer serves as chairman of the board.

There appears to be some basis for your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Wells Fargo's 2009 proxy materials. In this regard, we note your representation that another proposal was previously submitted to Wells Fargo by another proponent. Accordingly, we will not recommend enforcement action to the Commission if Wells Fargo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Damon Colbert
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

WELLS FARGO

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Jeannine E. Zahn
612/667-8573
612/667-6082

VIA FEDERAL EXPRESS

December 15, 2008

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: Wells Fargo & Company – Stockholder Proposal Submitted by Gerald R. Armstrong

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), Wells Fargo & Company ("Wells Fargo") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Wells Fargo 2009 annual meeting of stockholders (collectively, the "2009 Proxy Materials"), in reliance on Rule 14a-8(i)(11), a proposal and related supporting statement received on November 17, 2008 from Gerald R. Armstrong (the "Armstrong Proposal"). Wells Fargo intends to exclude the Armstrong Proposal on the grounds that it is substantially duplicative of a proposal submitted on November 14, 2008 by Service Employees International Union, CLC (the "SEIU Proposal"), which Wells Fargo intends to include in its 2009 Proxy Materials. We respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Commission will not recommend enforcement action if Wells Fargo omits the Armstrong Proposal from the 2009 Proxy Materials in reliance on Rule14a-8(i)(11) for the reasons stated herein.

Wells Fargo expects to file its definitive 2009 Proxy Materials pursuant to Rule 14a-6(b) of the Act on or about March 18, 2009. Accordingly, pursuant to Rule 14a-8(j), Wells Fargo is submitting its reasons for omitting the Armstrong Proposal more than 80 calendar days before filing its definitive 2009 Proxy Materials with the Commission.

Discussion

The Armstrong Proposal, which is attached hereto as Exhibit A, requests the "Board of Directors to establish a policy of separating the roles of the Chairman and the Chief Executive Officer (or President) whenever possible, so that an independent director who has not served as an executive officer of the Company serves as its Chairman of the Board of Directors."

If adopted, the SEIU Proposal, which is attached hereto as Exhibit B, would amend Wells Fargo's by-laws to state that "the Chairman shall be a director who is independent from the Company." The SEIU Proposal defines "independent" as having the meaning set forth in the New York Stock Exchange listing standards. The SEIU Proposal also specifies the procedure for selecting a new Chairman if the current Chairman is no longer independent and provides that compliance with the by-law will be excused if no independent director is available or willing to serve as Chairman.

Rule 14a-8(i)(11) allows a company to exclude a stockholder proposal from its proxy materials if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that the exclusion is intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." See Rel. No. 34-12598 (Jul. 7, 1976).

The SEIU Proposal was submitted prior to the Armstrong Proposal and will be included in Wells Fargo's 2009 Proxy Materials. Therefore, the issue is whether the Armstrong Proposal substantially duplicates the SEIU Proposal.

Wells Fargo & Company (available January 17, 2008) is precisely on point. The two proposals in *Wells Fargo* are identical to the Armstrong Proposal and the SEIU Proposal. As discussed in Wells Fargo's letter to the Staff dated December 20, 2007 (attached as Exhibit C), the Armstrong Proposal substantially duplicates the SEIU Proposal. In *Wells Fargo,* the Staff agreed that Wells Fargo could omit the proposal that was identical to the Armstrong Proposal in reliance on Rule 14a-8(i)(11).

Based upon the analysis contained in Exhibit C and the Staff's response, we hereby respectfully request a response from the Staff that it will not recommend enforcement action to the Commission if Wells Fargo omits the Armstrong Proposal from the 2009 Proxy Materials in reliance on Rule 14a-8(i)(11).

In accordance with Rule 14a-8(j), six copies of this letter, including the Exhibits, are enclosed. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed additional copy of this letter and returning it to the undersigned in the return envelope provided. By copy of this letter, Wells Fargo is also notifying Mr. Armstrong of its intention to omit the Armstrong Proposal from the 2009 Proxy Materials. Should the Staff desire any additional information in support of Wells Fargo's position, we would appreciate an opportunity to confer with the Staff concerning these matters. If the Staff has any questions about, or wishes to discuss any aspect of this request, please contact the undersigned at 612/667-8573 or by fax at 612/667-6082.

Very truly yours,

Jeannine E. Zahn
Senior Counsel

cc: Gerald R. Armstrong

EXHIBIT A

*** FISMA & OMB Memorandum M-07-16 ***

November 13, 2008

Mr. John G. Stumpf,
President and Chief Executive Officer
WELLS FARGO & COMPANY
420 Montgomery Street
San Francisco, California 94104

Dear Mr. Stumpf

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of Wells Fargo & Company, at the coming annual meeting in 2009, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 38,754 shares, shares which I intend to own for all of my life.. will cause to be introduced from teh floor of the meeting, the attached resolution.

I will be pleased to withdraw the resolution if a sufficient amendment is supported by the board of directors and presented accordingly.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number—Gerald R. Armstrong, *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** : together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong, Shareholder

Express Mail No. EH 536777648 US

RESOLUTION

That the shareholders of WELLS FARGO & COMPANY request their Board of Directors to establish a policy of separating the roles of the Chairman and the Chief Executive Officer (or President) whenever possible, so that an independent director who has not served as an executive officer of the Company serves as its Chairman of the Board of Directors.

STATEMENT

In looking at the acquisition of Wachovia Corporation, there have been many demands upon top management. Now, our Board of Directors has lifted the mandatory retirement requirement for the current chairman to continue service during the transition of the acquisition.

It is apparent that the "just one person" system at the top of any corporation, most of all financial entities, including Wells Fargo & Copmany, may not provide an adequate level of leadership and accountability.

Accordingly, it is proposed that an independant director, who has not been a part of management, be appointed by the Board of Directors to provide adequate accountability for the performance of management to our Board of Directors.

As the primary purpose of the Board of Directors is to protect shareholders' interests by providing an independent oversight of management, including the Director serving as President and/or Chief Executive Officer, the proponent believes that the separation of these roles will promote greater accountability and performance for the Board of Directors and the shareholders whose capital has created Wells Fargo & Company.

Despite the strong and stated opposition of a requirement for "expensing" the value of stock options by our Chairman, shareholders overwhelmingly supported the proponents proposals to do so in the 2003 and 2004 annual meetings. Our Board, however, waited out the possible, but inevitable, enactment of the regulations which now require this.

And, the "rose garden" picture of the loan portfolios, found its "thorns" in late 2007 and 2008 when many loans were written off.

Respected institutional investors support the proposed separation. CalPERS Corporate Core Principles and Guidelines state: "the independence of a majority of the Board is not enough" and that "the leadership of the Board must embrace independence, and it must ultimately change the way in which directors intereact with management."

In order to ensure that our Board can provide the strategic direction for our Company with greater independence and accountability, please vote "FOR" this proposal.

SEIU
Stronger Together

SERVICE EMPLOYEES
INTERNATIONAL UNION
CTW, CLC

1800 Massachusetts Ave NW
Washington, D.C. 20036

202.730.7000
TDD: 202.730.7481
www.SEIU.org

November 14, 2008

Laurel A. Holschuh
Senior Vice President and Corporate Secretary
MAC #N9305-173
Sixth and Marquette
Minneapolis, MN 55479

Also via Email: laurel.a.holschuh@wellsfargo.com
And via Facsimile: 612-667-6082

Dear Ms. Holschuh:

On behalf of the SEIU General Fund ("the Fund"), I write to give notice that, pursuant to the 2008 proxy statement of Wells Fargo & Co. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2009 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund has owned the requisite number of Wells Fargo shares for the requisite time period. The Fund intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. A "proof of share ownership" letter is being sent separately, via mail, immediately following this filing. Please direct all questions or correspondence regarding the Proposal to Stephen Abrecht, Executive Director of SEIU Benefit Funds, at (202)730-7051.

Sincerely,

Anna Burger
International Secretary-Treasurer
Service Employees International Union

AB:TR:bh
Attachment

cc: Steve Abrecht

Independent Chairman

RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law and Section 7.4 of the By-Laws (the "Bylaws") of Wells Fargo & Company ("Wells Fargo"), stockholders of Wells Fargo hereby amend the Bylaws as follows:

- Add "Except as provided in Section 5.3 of these By-Laws" to the sentence of Section 5.1 of the Bylaws stating, "Any two (2) or more offices may be held by the same individual."
- Delete the following text from Section 5.3 of the Bylaws--"The Chairman may, by resolution of the Board, be designated Chief Executive Officer of the Company"--and replace it with the following text: "The Board shall by resolution designate a Chairman. The Chairman shall be a director who is independent from the Company. For purposes of this By-Law, 'independent' has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Company's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case such exchange's definition of independence shall apply. If the Board determines that a Chairman who was independent at the time he or she was designated is no longer independent, the Board shall select a new Chairman who satisfies the requirements of this By-Law within 60 days of such determination. Compliance with this By-Law shall be excused if no director who qualifies as independent is elected by the stockholders or if no director who is independent is willing to serve as Chairman of the Board. This By-Law shall apply prospectively so as not to violate any contractual obligation of the Company in effect when this By-Law was adopted."
- Delete the following text from Section 5.5 of the Bylaws: "The Board shall by resolution designate either the Chairman or the President as the Chief Executive Officer of the Company."

SUPPORTING STATEMENT

Currently, Wells Fargo's former CEO Richard Kovacevich serves as Chairman of the Board, while John Stumpf serves as President and CEO. According to an 11/3/08 press release, Wells Fargo will recombine the Chairman and CEO roles upon completion of the Wachovia merger: "After Kovacevich retires, the Board intends that Stumpf would be given added responsibility as chairman."

A Board Chairman has significant influence over corporate strategies and the Board's agenda, and we believe the roles and responsibilities of a CEO and Chairman are very different, and can conflict.

CEOs, particularly in the financial sector, are encouraged to take risks, and we believe that an independent Chairman can serve as a practical check on the overall risk appetite of the CEO, and can help curb incentives for executives to take on excessive short-term risk in order to boost personal compensation.

Additionally, 82% of CFOs support separating the Chairman and CEO roles, according to a Grant Thornton national survey (*3/08*).

We urge stockholders to vote FOR this Proposal.

WELLS FARGO

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Jeannine E. Zahn
612/667-8573
612/667-6082

EXHIBIT C

VIA FEDERAL EXPRESS

December 20, 2007

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: Wells Fargo & Company – Stockholder Proposal Submitted by Gerald R. Armstrong

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), Wells Fargo & Company ("Wells Fargo") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Wells Fargo 2008 annual meeting of stockholders (collectively, the "2008 Proxy Materials"), in reliance on Rule 14a-8(i)(11), a proposal and related supporting statement received on November 19, 2007 from Gerald R. Armstrong (the "Armstrong Proposal"). Wells Fargo intends to exclude the Armstrong Proposal on the grounds that it is substantially duplicative of a proposal submitted on November 8, 2007 by Service Employees International Union, CLC (the "SEIU Proposal"), which Wells Fargo intends to include in its 2008 Proxy Materials. We respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Commission will not recommend enforcement action if Wells Fargo omits the Armstrong Proposal from the 2008 Proxy Materials in reliance on Rule14a-8(i)(11) for the reasons stated herein.

Wells Fargo expects to file its definitive 2008 Proxy Materials pursuant to Rule 14a-6(b) of the Act on or about March 17, 2008. Accordingly, pursuant to Rule 14a-8(j), Wells Fargo is submitting its reasons for omitting the Armstrong Proposal more than 80 calendar days before filing its definitive 2008 Proxy Materials with the Commission.

The Proposals

The Armstrong Proposal, which is attached hereto as Exhibit A, requests the "Board of Directors to establish a policy separating the roles of the Chairman of the Board and the Chief Executive Officer (or President) whenever possible, so that an independent Director who has not served as an executive officer of the corporation serves as the Chairman of the Board of Directors."

If adopted the SEIU Proposal, which is attached hereto as Exhibit B, would amend Wells Fargo's bylaws to state that "the Chairman shall be a director who is independent from the Company." The SEIU Proposal defines "independent" as having the meaning set forth in the New York Stock Exchange listing standards. The SEIU Proposal also specifies the procedure for selecting a new Chairman if the current Chairman is no longer independent and provides that compliance with the bylaw will be excused if no independent director is available or willing to serve as Chairman.

Discussion

Rule 14a-8(i)(11) allows a company to exclude a stockholder proposal from its proxy materials if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that the exclusion is intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." See Rel. No. 34-12598 (Jul. 7, 1976). Two proposals need not be exactly identical in order to provide a basis for exclusion under Rule 14a-8(i)(11). Instead, in determining whether two proposals are substantially duplicative, the Staff has considered whether the principal thrust or focus of the two proposals is substantially the same. See *Sara Lee Corporation* (available August 18, 2006); *EMCOR Group, Inc.* (available May 16, 2000); *Pacific Gas and Electric Company* (available February 1, 1993).

The principal thrust or focus of both the SEIU Proposal and the Armstrong Proposal is the same: to establish a requirement that the Chairman of the Board be an independent director. The only substantive difference between the proposals relates to the mechanism by which that requirement would be implemented. The SEIU Proposal, if approved, would amend the bylaws to require an independent Chairman without further action by the Board. The Armstrong Proposal requests that the Board adopt a policy. This difference, however, is without significance to the analysis under Rule 14a-8(i)(11). The Staff consistently has taken the position that stockholder proposals may be considered substantially duplicative for purposes of Rule 14a-8(i)(11) even though one proposal amends or requests an amendment to a corporation's governing documents and one merely requests the adoption of a policy or resolution by the corporation's Board of Directors. See *United Technologies Corporation* (available January 19, 2006) (precatory proposal requesting that the Board adopt a majority voting standard substantially duplicative of earlier-received mandatory bylaw amendment requiring majority voting); *EMCOR Group* (mandatory bylaw amendment prohibiting the adoption or retention of the company's stockholder rights plan substantially duplicative of an earlier received precatory proposal requesting that the Board refrain from adopting a rights plan or agreement without prior approval of the stockholders and to redeem the rights plan currently in place).

The other differences between the proposals are not substantive and, therefore, do not alter the conclusion that the two proposals have the same principal thrust or focus. The SEIU Proposal contains more detail than the Armstrong Proposal regarding such matters as the definition of "independent," the mechanism for selecting a new Chairman if the current Chairman is no longer independent, and excusing compliance if no independent director is available or willing to serve as Chairman. Similar differences were present in the two proposals in *Sara Lee*. Sara Lee received a proposal that requested a policy that the Board's Chairman be an independent director who has not served as an executive officer. Similar to the SEIU Proposal, the earlier-received Sara Lee proposal specified that the policy should address how to select a new independent Chairman if a current Chairman ceases to be independent and that compliance with the policy would be excused if no independent director was available and willing to serve as Chairman. A subsequently received proposal requested a rule in the charter or bylaws separating the roles of CEO and Board Chairman but, like the Armstrong Proposal, did not address the issues of selecting a new independent Chairman or excusing compliance if no independent director was available or willing to serve. Despite these differences, the Staff concurred with Sara Lee's view that it could exclude the later-received stockholder proposal on the grounds that it was substantially duplicative of the previously submitted proposal. See also *Weyerhaeuser Company* (available January 18, 2006).

Conclusion

Based upon the foregoing, we hereby respectfully request a response from the Staff that it will not recommend enforcement action to the Commission if Wells Fargo omits the Armstrong Proposal from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(11).

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibits A and B, are enclosed. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed additional copy of this letter and returning it to the undersigned in the return envelope provided. By copy of this letter, Wells Fargo is also notifying the Mr. Armstrong of its intention to omit the Armstrong Proposal from the 2008 Proxy Materials. Should the Staff desire any additional information in support of Wells Fargo's position, we would appreciate an opportunity to confer with the Staff concerning these matters. If the Staff has any questions about, or wishes to discuss any aspect of this request, please contact the undersigned at 612/667-8573 or by fax at 612/667-6082.

Very truly yours,

Jeannine E. Zahn
Senior Counsel

cc: Gerald R. Armstrong

END